                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                  FORM 11-K


        (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934


                 For the fiscal year ended December 31, 2002

                                     OR

      ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934


For the transition period from                       to
                               ---------------------    -------------------


      Commission file number:        000-10849
                               ---------------------




             ALLEGIANT BANCORP, INC. 401(k) PROFIT SHARING PLAN
                          (Full title of the plan)


                           ALLEGIANT BANCORP, INC.
                             10401 Clayton Road
                         Saint Louis, Missouri 63131

        (Name and issuer of the securities held pursuant to the plans and addresses of its principal executive office)

                            FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULE

                           Allegiant Bancorp, Inc.
                         401(k) Profit Sharing Plan

                   Years Ended December 31, 2002 and 2001

                           Allegiant Bancorp, Inc.
                         401(k) Profit Sharing Plan

                            Financial Statements
                          and Supplemental Schedule

                   Years Ended December 31, 2002 and 2001




                                  CONTENTS

Report of Independent Auditors............................................. 1

Financial Statements

Statements of Net Assets Available for Benefits............................ 2
Statements of Changes in Net Assets Available for Benefits................. 3
Notes to Financial Statements.............................................. 4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............. 9

Exhibit Index..............................................................11
Exhibit 23 Consent of Ernst & Young, LLP...................................12
Exhibit 99.1 Certification of Chief Executive Officer......................13
Exhibit 99.2 Certification of Chief Financial Officer......................14

                       Report of Independent Auditors

The Trustees
Allegiant Bancorp, Inc.
  401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/ Ernst & Young LLP
St. Louis, Missouri
June 9, 2003

                           Allegiant Bancorp, Inc.
                         401(k) Profit Sharing Plan

               Statements of Net Assets Available for Benefits

                                                       DECEMBER 31,
                                                  2002             2001
                                           ---------------------------------
ASSETS
 Investments at fair value                    $12,306,992      $ 4,933,628
 Participant loans                                117,807           94,375
                                           ---------------------------------
                                               12,424,799        5,028,003
 Employer contributions receivable                 97,532           72,868
 Employee contributions receivable                 38,284           27,208
                                           ---------------------------------

 Net assets available for benefits            $12,560,615      $ 5,128,079
                                           =================================

See accompanying notes.

                                          Allegiant Bancorp, Inc.
                                        401(k) Profit Sharing Plan

                       Statements of Changes in Net Assets Available for Benefits

                                                                             YEAR ENDED DECEMBER 31,
                                                                             2002             2001
                                                                       --------------------------------
Additions to net assets attributed to:
   Dividends and interest                                                $   141,736      $    42,542
   Net appreciation in fair value of investments                           1,457,406          615,994
   Contributions:
      Employer                                                               352,895          246,626
      Employee                                                               935,255          626,367
      Rollovers from other plans                                           1,550,271          419,710
      Asset transfer from Equality Savings and Security Plan                       -        1,642,974
      Asset transfer from Southside Bancshares Corp.
        401(k) Plan                                                        5,499,892                -
                                                                       --------------------------------
Total additions                                                            9,937,455        3,594,213

Deductions from net assets attributed to:
   Distributions to participants                                          (2,485,715)        (211,255)
   Administrative expenses                                                   (19,204)               -
                                                                       --------------------------------
Total deductions                                                          (2,504,919)        (211,255)

Net increase in net assets available for assets                            7,432,536        3,382,958
Net assets available for benefits:
   Beginning of year                                                       5,128,079        1,745,121
                                                                       --------------------------------
   End of year                                                           $12,560,615      $ 5,128,079
                                                                       ================================

See accompanying notes.

                           Allegiant Bancorp, Inc.
                         401(k) Profit Sharing Plan

                        Notes to Financial Statements

                        Year Ended December 31, 2002


1. DESCRIPTION OF THE PLAN

The following description of Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established by Allegiant Bancorp, Inc. (the Company) as of January 1, 1993 and has been amended subsequently, most recently in March 2002.

The Plan is a defined contribution plan covering all employees of the Company who have reached age 21 and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Employees may elect to contribute up to 15% of their eligible compensation, as defined. Historically, and in 2002 and 2001, the Company has matched 50% of employees' contributions up to a maximum of 6%
of pretax compensation. All Company contributions are discretionary. In 2003 the Company increased the employee match to 75% of the employee's contributions up to a maximum of 6% of pretax compensation. All employer contributions are initially invested in Company common stock, but may be immediately redirected by participants. All contributions are subject to applicable limitations.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments.

VESTING

Participants are entitled to the benefit that can be provided from the vested portion of the participant's account. Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of service, as defined, with participants being 20% vested for each year of service (100% vested after five years of service).

                           Allegiant Bancorp, Inc.
                         401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Forfeitures of non-vested Company matching contributions are available to pay administrative expenses of the plan or used to reduce future Company contributions. For the year ended December 31, 2002, forfeited balances applied to administrative expenses or used to reduce Company contributions were approximately $19,203. As of December 31, 2002 approximately $5,093 of non-vested forfeitures was available for future use.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested account balance upon attainment of age 65 or sooner or if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (Code) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account balance in the form of a lump-sum distribution or may elect to transfer the account balance to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates ranged from 5.75% to 10.50% in 2002 and 6.00% to 10.50% in 2001.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan, including the use of forfeitures on non-vested amounts. The Company has historically paid all of the costs associated with administering the Plan.

                           Allegiant Bancorp, Inc.
                         401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered by the Plan, which include trusteed mutual funds and Company stock. All investments are participant-directed.

Participants may change their investment options as often as they choose by directly contacting the plan trustee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Shares of Company common stock are valued at the closing bid price on the last business day of the year.

                           Allegiant Bancorp, Inc.
                         401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The fair values of investments representing more than 5% of assets held by the Plan at December 31, 2002 and 2001 are as follows:

                                                                                     DECEMBER 31,
                               DESCRIPTION                                     2002               2001
------------------------------------------------------------------------------------------------------------

   Prudential Government Securities Trust - Money Market                    $1,908,188        Less than 5%
   Prudential Stock Index Fund                                               1,209,306         $  397,874
   Oppenheimer Quest Opportunity Value Fund                                    670,549            364,054
   Allegiant Bancorp, Inc. common stock                                      6,823,729          3,024,695

During the year, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                               2002                2001
                                                                        -----------------------------------

   Mutual funds                                                           $ (780,778)           $(130,616)
   Common stock                                                            2,238,184              746,610
                                                                        -----------------------------------
                                                                          $1,457,406            $ 615,994
                                                                        ===================================

During the years ended December 31, 2002 and 2001, dividends earned on Company stock included in plan assets amounted to $71,327 and $22,427 respectively.

                           Allegiant Bancorp, Inc.
                         401(k) Profit Sharing Plan

                  Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 20, 1998, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. MERGER WITH SOUTHSIDE BANCSHARES CORP.

Effective September 29, 2001, the Company merged with Southside Bancshares Corp. (Southside). Employees who participated in the Southside 401(k) Plan were required to transfer their Southside retirement funds to the Plan. In March 2002, the Plan received an approximate $5.5 million transfer from the Southside plan's trustee for Company employees. The individual participant account balances were allocated such that the investment goals of funds provided by the Plan's trustee were matched to the extent possible to the funds provided by Southside plan's trustee.

During 2002, certain former participants in the former Southside Bancshares Corp. employee stock ownership plan transferred their account balances into the Plan. Such rollover contributions were approximately $1.4 million and are included in the $1.55 million in rollovers in the financial statements.

                            Supplemental Schedule

                                         Allegiant Bancorp, Inc.
                                       401(k) Profit Sharing Plan

                                        EIN: 43-0437475 Plan 001

                     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                            December 31, 2002

                                                             DESCRIPTION OF                 CURRENT
              IDENTITY OF ISSUER                               INVESTMENT                    VALUE
-------------------------------------------------------------------------------------------------------

Prudential Government Securities Trust -                   1,908,188.07 shares
  Money Market*                                            of mutual funds                $ 1,908,188
Prudential Government Income Fund A*                       61,002.33 shares
                                                           of mutual funds                    574,642
Prudential Government Securities Money                     21,585.74 shares
  Market Services - Private Shares*                        of mutual funds                     21,586
Prudential Stock Index Fund*                               61,699.30 shares
                                                           of mutual funds                  1,209,306
AIM International Equity Fund                              13,989.22 shares
                                                           of mutual funds                    178,782
Jennison Growth Fund                                       13,446.82 shares
                                                           of mutual funds                    135,275
Prudential U.S. Emerging Growth Fund*                      16,854.39 shares
                                                           of mutual funds                    168,881
Oppenheimer Quest Opportunity Value Fund                   25,780.43 shares
                                                           of mutual funds                    670,549
Davis NY Venture Fund                                      12,593.97 shares
                                                           of mutual funds                    263,718
Fidelity Adv. Growth and Income Fund                       20,609.24 shares
                                                           of mutual funds                    268,745
Scudder Technology Fund                                    11,175.30 shares
                                                           of mutual funds                     83,591
Allegiant Bancorp, Inc. Company Stock*                     374,333.68 shares
                                                           of common stock                  6,823,729
Participant loans (various individuals; term of
  1 to 5 years; interest rates ranging from
  5.75% to 10.50%)                                                                            117,807
                                                                                        ---------------
                                                                                          $12,424,799
                                                                                        ===============

*Party-in-interest to the Plan.

                                 SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ALLEGIANT BANCORP, INC. 401(k)
                                     PROFIT SHARING PLAN


                                   By: /s/ Karen E. Box
                                      -------------------------------------
                                       Karen E. Box
                                       Sr. Vice President - Human Resources

June 30, 2003

                                EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------

   23.0                    Consent of Ernst & Young, LLP

   99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   99.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002